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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2003

                                  Hemosol Inc.
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                 (Translation of registrant's name into English)

             2585 Meadowpine Boulevard, Mississauga, Ontario L5N 8H9
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F /X/ Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ___ No /X/

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b): 82-___________________.


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              The following is included in this Report on Form 6-K:

                  1.       Press Release, dated November 7, 2003.















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Media Release

            HEMOSOL ANNOUNCES UP TO $8.625 MILLION PRIVATE PLACEMENT

TORONTO, ON, November 7, 2003 - Hemosol Inc. (NASDAQ: HMSL, TSX: HML) is pleased to announce that Loewen, Ondaatje, McCutcheon Limited and Vengate Capital Partners Company (the "Agents") will act as agents to sell on a best efforts basis up to 11.5 million Units of Hemosol at a price of $0.75 per Unit. Each Unit will consist of one common share and one-half of one warrant, with each whole warrant entitling the holder thereof to purchase one common share for $0.90 at any time for a period of 36 months following the closing of the transaction, unless the volume-weighted average share price of Hemosol's common shares exceeds 300% of the offering price per Unit for 20 consecutive trading days, in which case the warrants must be exercised within 30 days of the date of notice by Hemosol of such event. All dollar amounts referred to herein are Canadian dollars.

"This new capital will provide short term stability while management continues to work on more comprehensive financing and strategic options," said Lee Hartwell, Chief Executive Officer of Hemosol. "In doing, so, this new capital will also provide the resources and flexibility to allow the Company to properly evaluate and potentially execute other ongoing initiatives with the goal of putting the Company back on a long term growth path."

Hemosol intends to use the net proceeds of the private placement to finance the completion of the non-clinical analysis of HEMOLINK(TM) [hemoglobin raffimer], the implementation of a proposed contract manufacturing strategy for the Company's Meadowpine facility, the further development of product candidates and for general corporate purposes.

Assuming that the offering is fully subscribed, on closing, $4.35 million of the proceeds (representing 5.8 million Units) will be paid to Hemosol. The $4.275 million proceeds representing the remaining 5.7 million Units will be held in escrow. These proceeds will be released from escrow as follows: (1) proceeds of $1.05 million (representing 1.4 million Units) will be released upon receipt from The Nasdaq Stock Market of an exemption allowing Hemosol to increase the offering size from below 20% to 25% of its outstanding common shares on a private placement basis in compliance with the TSX rules, and (2) the balance of the proceeds will be released upon receipt of shareholder approval at a special meeting of Hemosol's shareholders for the issuance under the offering of more than 25% of Hemosol's outstanding common shares. If the exemption from Nasdaq is not allowed and/or shareholder approval is not obtained within 60 days of closing, the remaining balance of escrowed proceeds will be repaid to the purchasers, together with interest earned thereon. The Company intends to apply to The Nasdaq Stock Market for an exemption permitting Hemosol to increase the size of the private placement offering to 25% of Hemosol's outstanding common shares in compliance with the TSX rules.

The offering is expected to close on or before November 25, 2003. The closing is subject to customary conditions including TSX approval.

This press release does not constitute an offer or invitation to subscribe for or purchase any securities in the United States. The securities offered have not been and will not be registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.



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For its services in connection with this offering, the Agents will be paid a cash commission equal to 7% of the gross proceeds of the offering, as well as broker warrants for 5% of the Units sold (up to 575,000 Units, assuming a maximum offering of 11.5 million Units).

ABOUT HEMOSOL INC.
Hemosol is a biopharmaceutical company focused initially on developing life-sustaining therapies for the treatment of acute anemia. Hemosol has a broad range of products in development, including HEMOLINK(TM) [hemoglobin raffimer], an oxygen therapeutic, that is designed to rapidly and safely improve oxygen delivery to the circulatory system. The Company is also developing additional oxygen therapeutics and a hemoglobin-based drug delivery platform to treat diseases such as hepatitis C and cancers of the liver, as well as a cell therapy initially directed to the treatment of cancer through its cell expansion and stem cell research activities.

For more information visit Hemosol's website at www.hemosol.com

Hemosol Inc.'s common shares are listed on The NASDAQ Stock Market under the trading symbol "HMSL" and on the Toronto Stock Exchange under the trading symbol "HML".

HEMOLINK is a registered trademark of Hemosol Inc.

Certain statements concerning Hemosol's future prospects are "forward-looking statements" under the United States Private Securities Litigation Reform Act of 1995. There can be no assurances that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially from forecasts and estimates include, but are not limited to: Hemosol's ability to obtain regulatory approvals for its products; Hemosol's ability to successfully complete clinical trials for its products; technical or manufacturing or distribution issues; the competitive environment for Hemosol's products; the degree of market penetration of Hemosol's products; Hemosol's ability to obtain sufficient financing to complete clinical development of its products; and other factors set forth in filings with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. These risks and uncertainties, as well as others, are discussed in greater detail in the filings of Hemosol with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Hemosol makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.


Contact:
                JASON HOGAN
                Investor & Media Relations
                416 361 1331
                800 789 3419
                416 815 0080 fax
                ir@hemosol.com
                www.hemosol.com



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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  HEMOSOL INC.



Date:    November 7, 2003         By:     /s/  LEE D. HARTWELL
                                     -------------------------------------------
                                  Name:  Lee D. Hartwell
                                  Title: President and Chief Executive Officer













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